6 August 2026

ReNew Energy Global plc

Special Committee of the Board of Directors

C/O Vistra (UK) Ltd

Suite 3, 7th Floor, 50, Broadway,

London, England, SW1H 0DB

Attention: Mr. Manoj Singh, Lead Independent Director

Dear Manoj,

We are writing to you on behalf of Canada Pension Plan Investment Board ("**CPP Investments**") and Sumant Sinha (together the "**Consortium**"). The Consortium would like to thank you, the rest of the special committee and the management of the Company, for your continued engagement on the proposed acquisition outlined in our proposal letters, dated 28 May 2026 (the "**May Proposal Letter**") and 27 July 2026 (the "**July Proposal Letter**"), of the entire issued and to be issued share capital of ReNew Energy Global plc (the "**Company**") not already owned by the members of the Consortium or their affiliates (the "**Shares**"), subject to the Rollover (as defined in the May Proposal Letter) (the "**Transaction**"). After careful consideration and taking into account the feedback received from your advisers, the Consortium reaffirms the Cash Consideration of $7.02 per share set out in the July Proposal Letter as its best and final non-binding offer, with updates on the points outlined below. Other terms of the Transaction as set out in the May Proposal Letter and July Proposal Letter, including the ability for shareholders to elect to participate in the Rollover, the Transaction structure and the terms of the Rollover, remain unchanged.

Consortium Not a Seller

The Consortium reaffirms that it is interested only in acquiring the Shares (on a fully diluted basis), and the Consortium does not intend to sell their Shares to any third party in any alternative takeover transaction.

Bringdown Due Diligence

We are pleased to confirm that our bringdown due diligence exercise has been completed and no diligence items remain outstanding.

Consortium Approvals

CPP Investments has provided ongoing updates to its investment committee and no further internal approvals are necessary for CPP Investments to enter into the Transaction Agreement based on the proposal herein. The Consortium remains committed to working towards announcing a binding Transaction in short order.

As is customary, this best and final proposal is not to be construed as a binding, definitive or irrevocable proposal, agreement or contract. This best and final proposal is non-binding until such time as the potential parties to the Transaction enter into legally binding definitive transaction documents in respect of the Transaction.

Sincerely,

Canada Pension Plan Investment Board

Name: Bill Rogers

Title: Authorised Signatory

Founder

Name: Sumant Sinha

Title: Founder

Founder

Name: Sumant Sinha

Title: Founder